CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the following documents: (1) the Company’s interim report and condensed accounts for the six months ended February 28, 2003; and (2) a press release in connection with the release of the Company’s interim results for the six months ended February 28, 2003.

EXHIBITS

Exhibit	Description

99.1	the Company’s interim report and condensed accounts for the six months ended February 28, 2003

99.2	a press release in connection with the release of the Company’s interim results for the six months ended February 28, 2003.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ CORINNA SIO
Name:	Corinna Sio
Title:	Finance Director

Dated:  May 22, 2003

Exhibit 99.1

CHAIRMAN’S STATEMENT

This first half of the year marked great achievement of the Group in terms of profitability and business development. Not only did we attain a record high six-month net profit but also achieved positive EBITDA for our fixed telecommunications network services, the first time ever since its service commencement. These are encouraging results given the economic uncertainty that has clouded the market.

The two main businesses of the Group, IDD and fixed telecommunications network services, have both fared strongly. Our IDD business is in its harvest stage and we continue to benefit from its strong performance. Riding on our strong market position, the management has decided to put enhancing profitability of the IDD business as a key objective while maintaining market share. This objective has been realized with positive growth recorded in all aspects including revenue, gross and operating margin and cash flow. As market competition subsided, our average tariffs increased by 9%, contributing to further returns to the Group.

Equally encouraging is the fact that the fixed telecommunications network business has begun to bear fruits after years of diligent development. The broadband Internet and local telephony services reported strong growth in revenue and customer base, resulting in a reduction of operating loss and a positive EBITDA.

INTERIM DIVIDEND

The directors have declared an interim dividend of HK$0.05 (2002: Nil) per ordinary share for the six months ended 28th February 2003 to shareholders whose names appear on the Register of Members of the Company on 27th May 2003. The dividend will be paid on or about 10th June 2003.

FINANCIAL REVIEW

During the period under review, we have seen continuing growth in revenue, margin and profitability. Our net profit for the period was the highest record for a six-month period—a remarkable achievement given the very challenging economic environment in Hong Kong.

Revenue was boosted by the outstanding performance of fixed telecommunications network business coupled with stable IDD business. Sales hiked 21% to HK$657 million compared to HK$545 million of the last corresponding period. IDD revenue increased by 4% to HK$469 million from HK$451 million while revenue from fixed telecommunications network services soared 101% reaching HK$189 million from HK$94 million, because of the success in gaining new customers.

On the cost side, the achievement of economies of scale resulting from our high IDD traffic volume, the utilization of self-owned fixed telecommunications network, together with the lower cost of services attributed to the USC rebate of HK$40.6 million from PCCW have significantly improved the Group’s gross margin to 69% (HK$454 million) from 56% (HK$305 million) of the last corresponding period. Operating margin also improved due to effective cost control measures.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    1

Operating profit for IDD business grew by 50% to HK$162 million from HK$108 million. The fixed telecommunications network business recorded a much less operating loss of HK$43 million, compared to HK$58 million in the last corresponding period. This was mainly due to the strong growth in the number of subscribers and the cost efficiency achieved from provision of multiple services on our established IP network.

The combined effect of revenue growth and cost savings are reflected in the strong bottom line results. Profit attributable to shareholders reached $113 million, a record high for the Group, representing a remarkable increase of 164% from HK$43 million of the last corresponding period.

As of 28th February 2003, the Group had cash and bank balances of HK$280 million and outstanding borrowing of HK$20 million. Capital expenditure was HK$159 million during the period, the majority of which, approximately HK$150 million was for developing the local fixed telecommunications network. Our network development will require ongoing capital expenditure which will be met by internal reserves.

BUSINESS REVIEW

International Telecommunications Services

During the period under review, total IDD outgoing minutes stabilized at its current level. Moreover, our tariff maintained in a healthy position due to less intensive market competition over the period. Our position as one of the largest service providers in the market is unchallenged.

Calls to the mainland made up 64% of our entire outgoing IDD traffic, followed by the US and Canada markets which accounted for 8% and 7% respectively.

The Group launched the new IDD0030 brand during the period, which offers a more simple tariff schedule than IDD1666. IDD16+ was another new brand under which, customers can select among 16+005, 16+0060, 16+007, 16+0080 and 16+009 to obtain various tariff discounts. These brands have been well-received by the market and the number of active customers as a whole increased from 532,000 to 760,000 in this reporting period, which has contributed positively to our revenue and cash flow. Overall, the IDD business generated HK$179 million positive cash flow at EBITDA level.

Fixed Telecommunications Network Services

The fixed telecommunications network services are growing strongly and rapidly and achieved an outstanding revenue growth during the period. The suite of services provided under our Metro Ethernet IP network now includes residential and corporate broadband Internet access and local telephony, each with strong customer base. As of the end of February 2003, residential and corporate fixed telecommunications network business had over 224,000 and 8,000 customers respectively. Enjoying a steady growth in income, this business recorded positive EBITDA of HK$26 million, the first time ever since the operation commenced.

2    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

As of the end of period, our network has covered over 530 commercial buildings with 1.2 million homepass, of which 500,000 homepass could receive local telephony service. Under our strategy of driving network expansion in full swing, we expect by the end of 2003, 90% of the total 1.2 million coverage will be upgraded to include local telephony services.

In retrospect, we are much encouraged by the strong results we achieved against a backdrop of a challenging economy. Our solid performance is backed by a strong and stable IDD business coupled with a versatile fixed telecommunications network. To build such a network as a service backbone has always been our top priority. Today, such a backbone has taken shape and allows us to provide a multitude of services to fulfill market demands.

PROSPECTS

Our position as a leading IDD service provider will continue to provide us with steady income. Strengthening our service offerings and introducing new brands such as IDD0030 and IDD16+ has provided us with new ammunition to gain new income streams. We will look to develop new products and closely monitor costs in order to generate the most return to our shareholders.

Exciting new services will be launched to fully capitalize on our Metro Ethernet IP network. In the pipeline will be pay-TV service. Targeted for 2003 and utilizing our existing network, this service requires little capital investment and will not create pressure to our capital reserves. The foreseeable capital expenditure will be for the installation of set-top boxes for reception at customers’ end, for which the investment will be incremental following the speed of customer take-up.

At present, our Metro Ethernet IP network operates via wireless technology. Starting from 2003, the Group is licensed to build our own fibre optics network. Construction has begun over the territory. The investment for this will not exceed HK$250 million.

Looking ahead, the Group will continue with two main strategies. First, the Group will provide three core services on a single network. Under this strategy, the Group will fully utilize its existing fixed network infrastructure to promote broadband Internet access, local telephony and pay-TV services. More value-added services will be explored to generate multiple sources of revenue.

Secondly, the Group will adopt prudent financial disciplines to achieve net free cash flow. CAPEX investment will be closely controlled to ensure that they can be matched by net operating cash inflow.

Strong market leadership, self-owned infrastructure and commitment to innovation are successful factors that will continue to underscore CTI’s growth and success.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    3

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2003

The directors are pleased to present the Group’s Interim Report and condensed accounts for the six months ended 28th February 2003. The consolidated results, consolidated cash flow statement and consolidated statement of changes in equity for the Group for the six months ended 28th February 2003, and the consolidated balance sheet as at 28th February 2003 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 4 to 17 of this report.

		Unaudited Six months ended 28th February
	Note	2003	2002
		HK$’000	HK$’000
Turnover	2	657,384	544,910
Cost of services provided	3	(203,738)	(240,115)

Gross profit		453,646	304,795
Other revenues		4,518	4,874
Other operating expenses	4	(338,425)	(259,584)

Operating profit	5	119,739	50,085
Finance costs		(495)	(1,057)

Profit before taxation		119,244	49,028
Taxation	7	(6,377)	(14,391)

Profit after taxation		112,867	34,637
Minority interests		—	8,109

Profit attributable to shareholders		112,867	42,746

Dividends	8	25,316	—

Basic earnings per share	9	22.4 cents	8.7 cents

Diluted earnings per share	9	19.3 cents	7.7 cents

4    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 28TH FEBRUARY 2003

	Note	Unaudited 28th February 2003	Audited 31st August 2002
		HK$’000	HK$’000
Goodwill	10	3,729	4,261
Fixed assets	10	945,263	873,096
Current assets
Accounts receivable	11	107,537	108,058
Other receivables, deposits and prepayments		23,672	27,287
Restricted bank deposits	12	8,622	5,000
Cash and bank balances		279,827	309,583

		419,658	449,928

Current liabilities
Loan from a former minority shareholder	13	—	22,500
Accounts payable	14	130,727	126,280
Other payables and accrued charges		140,606	182,858
Deposits received		19,977	18,189
Deferred service income		4,819	5,167
Obligations under finance leases	15	786	2,949
Taxation payable		12,570	24,979
Bank overdrafts, unsecured		19,223	19,180

		328,708	402,102

Net current assets		90,950	47,826

Total assets less current liabilities		1,039,942	925,183

Financed by:
Share capital	16	50,632	50,086
Reserves		974,310	860,097

Shareholders’ funds		1,024,942	910,183
Deferred taxation		15,000	15,000

		1,039,942	925,183

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2003

	Unaudited Six months ended 28th February
	2003	2002
	HK$’000	HK$’000
Net cash from operating activities	154,956	133,974

Net cash used in investing activities	(161,707)	(264,847)

Net cash (used in)/generated from financing activities	(22,390)	8,971

Decrease in cash and cash equivalents	(29,141)	(121,902)
Cash and cash equivalents at 1st September	290,403	467,750
Effect on foreign exchange rate changes	(658)	2,341

Cash and cash equivalents at 28th February	260,604	348,189

Analysis of the balances of cash and cash equivalents:
Cash and bank balances	279,827	365,334
Bank overdrafts, unsecured	(19,223)	(17,145)

	260,604	348,189

6    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2003

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2002	50,086	572,656	9,089	(38)	278,390	910,183
Profit for the period	—	—	—	—	112,867	112,867
Exercises of warrants (Note 16(b))	—	—	(492)	—	—	(492)
Shares issued upon exercise of share options (Note 16(a))	50	240	—	—	—	290
Shares issued upon exercise of warrants (Note 16(b))	496	1,979	—	—	—	2,475
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(381)	—	(381)

At 28th February 2003	50,632	574,875	8,597	(419)	391,257	1,024,942

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2001	49,107	569,180	—	(242)	187,261	805,306
Issue of warrants	—	—	10,815	—	—	10,815
Expenses in connection with issue of new warrants	—	—	(1,058)	—	—	(1,058)
Profit for the period	—	—	—	—	42,746	42,746
Exercise of warrants	—	—	(218)	—	—	(218)
Shares issued upon exercise of share options	136	390	—	—	—	526
Shares issued upon exercise of warrants	220	877	—	—	—	1,097
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	2,341	—	2,341

At 28th February 2002	49,463	570,447	9,539	2,099	230,007	861,555

CITY TELECOM (H.K.) LIMITED   Interim Report 2003    7

NOTES TO CONDENSED CONSOLIDATED INTERIM ACCOUNTS

1	Basis of preparation and accounting policies

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting”, issued by the Hong Kong Society of Accountants (“HKSA”).

These condensed accounts should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st August 2002 and the Group has adopted the following new or revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	: Presentation of financial statements
SSAP 11 (revised)	: Foreign currency translation
SSAP 15 (revised)	: Cash flow statements
SSAP 25 (revised)	: Interim financial reporting
SSAP 34	: Employee benefits

In accordance with SSAP 34, the changes to the Group’s accounting policy for employee benefits and the effect of adopting this new policy is set out below:

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Other than the above, the adoption of these new or revised SSAPs has no material effect on the Group’s financial statements.

2	Segment information

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)   Business segments

The Group is organised on a worldwide basis into two business segments:

International telecommunications—provision of international long distance calls services

Fixed telecommunications network—provision of dial up and broadband internet access services, and local telephony services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. It was entered into at similar terms as that contracted with third parties.

8    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

2	Segment information (continued)

(a)	Business segments (continued)

	6 months ended 28th February 2003
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	468,571	188,813	—	657,384
Inter-segment sales	8,432	13,782	(22,214)	—

	477,003	202,595	(22,214)	657,384

Segment results	162,303	(42,564)		119,739

Finance costs				(495)

Profit before taxation				119,244
Taxation				(6,377)

Profit attributable to shareholders				112,867

	6 months ended 28th February 2002
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	450,785	94,125	—	544,910
Inter-segment sales	8,100	12,774	(20,874)	—

	458,885	106,899	(20,874)	544,910

Segment results	107,984	(57,899)		50,085

Finance costs				(1,057)

Profit before taxation				49,028
Taxation				(14,391)
Minority interest				8,109

Profit attributable to shareholders				42,746

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    9

2	Segment information (continued)

(b)	Geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in three main geographical areas:

Hong Kong—international telecommunications and fixed telecommunications network services

Japan—international telecommunications services

Canada—international telecommunications and fixed telecommunications network services

	Turnover 6 months ended 28th February		Operating profit 6 months ended 28th February
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segment:
Hong Kong	638,434	523,235	111,584	48,701
Japan	4,481	3,930	644	(345)
Canada	14,469	17,745	7,511	1,729

	657,384	544,910	119,739	50,085

Sales are based on the country in which the customer is located. There are no sales between the geographical segments.

3	Cost of services provided

The Group makes estimated Universal Services Contributions (“USC”) to PCCW Limited to fund the costs of network development in remote areas in Hong Kong. The Office of the Telecommunications Authority (the “OFTA”) periodically reviews the actual costs of such development and revises the amounts owed or to be refunded to the USC contributing parties based on such reviews.

On 30th November 2002, the OFTA issued a statement (the “Statement”) on the USC which sets forth the findings of the OFTA’s review of net universal service costs for the year 2000 and confirms the actual USC payable by USC contributing parties for the year 2000. The Statement also revises the provisional USC payable for the period after 1st January 2001 to be applied retrospectively as of 1st January 2001 until determination of the actual amount (Note 20(a)). As a result of the Statement, in February 2003, the Group received a refund of USC paid for the period from 1st January 2000 to 31st December 2000 of HK$40,585,606 and this has been set off against cost of services provided.

10    CITY TELECOM (H.K.) LIMITED   Interim Report 2003

4	Other operating expenses

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Advertising and marketing expenses	89,576	69,282
Amortisation of goodwill	532	862
Depreciation	86,341	54,091
Equipment rental	—	3,089
Loss on disposal of fixed assets	—	546
Office rental and utilities	8,897	8,555
Provision for doubtful debts	10,744	3,709
Staff costs (including directors’ emoluments) (Note 6)	100,933	89,789
Others	41,402	29,661

	338,425	259,584

5	Operating profit

The operating profit is stated after crediting and charging the following:

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Crediting
Interest income	1,551	4,998
Gain on disposal of fixed assets	146	—

Charging
Amortisation of goodwill	532	862
Depreciation of owned fixed assets	85,283	52,307
Depreciation of fixed assets held under finance leases	1,058	1,784
Loss on disposal of fixed assets	—	546
Provisions for doubtful debts	10,744	3,709

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    11

6	Staff costs (including directors’ emoluments)

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Wages and salaries	91,592	84,150
Unutilised annual leave	1,900	—
Pension costs—defined contribution plans	7,441	5,639

	100,933	89,789

Forfeited contributions totalling HK$170,833 (2002: HK$209,816) were utilised during the period.

No pension obligations for defined contribution plans were included in other payables and accrued charges as at 28th February 2003 (as at 31st August 2002: Nil).

7	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Hong Kong profits tax—current	5,703	16,791
Overseas taxation
—current	674	—
—overprovisions in prior periods	—	(2,400)

	6,377	14,391

8	Dividends

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Interim dividend of HK$0.05 (2002: Nil) per ordinary share, total 506,320,663 ordinary shares in issue as at 28th February 2003	25,316	—

At a meeting held on 6th May 2003 the directors declared an interim dividend of HK$0.05 per ordinary share for the six months ended 28th February 2003. This dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st August 2003.

12    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

9	Earnings per share

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Profit attributable to shareholders	112,867	42,746

	Number of shares in thousand	Number of shares in thousand
Weighted average number of shares in issue	502,975	491,645
Incremental shares from assumed exercise of share options	13,952	4,334
Incremental shares from assumed exercise of warrants	68,136	58,476

Diluted weighted average number of shares	585,063	554,455

Basic earnings per share	22.4 cents	8.7 cents
Diluted earnings per share	19.3 cents	7.7 cents

10	Capital expenditure

	Goodwill	Fixed assets
	HK$’000	HK$’000
6 month ended 28th February 2003
Opening net book amount	4,261	873,096
Additions	—	159,134
Disposals	—	(903)
Amortisation/depreciation charge (Note 4)	(532)	(86,341)
Exchange adjustments	—	277

Closing net book amount	3,729	945,263

11	Accounts receivable

The aging analysis of the accounts receivable is as follows:

	28th February 2003	31st August 2002
	HK$’000	HK$’000
Current – 30 days	91,723	94,778
31 – 60 days	10,665	7,750
61 – 90 days	5,144	5,529
Over 90 days	5	1

	107,537	108,058

The majority of the Group’s turnover is on open account. Customers are generally required to pay deposits or provide their credit card or other credit information to the Group before they subscribe for the Group’s services.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    13

12	Pledge of assets

As at 28th February 2003, the Group had deposits of HK$5,000,000 (31st August 2002: HK$5,000,000) at a bank as sureties to the OFTA for the due performance of the terms of the Wireless Fixed Telecommunications Network Services Licence. The amount of the sureties shall reduce and the deposits would be refunded upon satisfying the terms stipulated in the licence.

As at 28th February 2003, the terms of the licence have been satisfied by the Group (Note 20(b)).

As at 28th February 2003, the Group had pledged bank deposits of HK$3,622,000 (31st August 2002: Nil) to secure bank guarantee in lieu of utility deposits (Note 17).

13	Loan from a former minority shareholder

The loan has been fully settled during the period.

14	Accounts payable

The aging analysis of the accounts payable is as follows:

	28th February 2003	31st August 2002
	HK$’000	HK$’000
Current – 30 days	22,784	53,613
31 – 60 days	35,893	24,939
61 – 90 days	17,656	11,587
Over 90 days	54,394	36,141

	130,727	126,280

15	Obligations under finance leases

	28th February 2003	31st August 2002
	HK$’000	HK$’000
Minimum lease payments:
—Within one year	792	3,003
Future finance charges on finance leases	(6)	(54)

Present value of finance lease liabilities	786	2,949

The present value of finance lease liabilities is as follows:
—Within one year	786	2,949

14    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

16	Share capital

	Number of ordinary shares of HK$0.10 each
		HK$’000
Authorised
At 1st September 2002 and 28th February 2003	2,000,000,000	200,000

Issued and fully paid
At 1st September 2001	491,074,000	49,107
Exercise of share options	1,360,000	136
Exercise of warrants	2,197,202	220

At 28th February 2002	494,631,202	49,463

At 1st March 2002	494,631,202	49,463
Exercise of share options	1,700,000	170
Exercise of warrants	4,532,000	453

At 31st August 2002	500,863,202	50,086

At 1st September 2002	500,863,202	50,086
Exercise of share options (note (a))	500,000	50
Exercise of warrants (note (b))	4,957,461	496

At 28th February 2003	506,320,663	50,632

(a)	During the six months ended 28th February 2003, 500,000 shares were issued at a price of HK$0.58 per share to share options holder who exercised his subscription rights. The shares issued rank pari passu with the existing shares in issue.
(b)	During the six months ended 28th February 2003, 4,957,461 warrants were exercised for an equivalent number of shares and 86,628,137 warrants were outstanding at period end. The shares issued rank pari passu with the existing shares in issue.
(c)	The movement of outstanding share options during the interim period was as follows:

Date of grant	3rd September 1998	10th September 1999	20th October 2000

Exercise price per share (HK$)	0.26	2.10	0.58
Number of share options outstanding at 1st September 2002	890,000	60,000	21,410,000
Exercised during the period (Note 16(a))	—	—	(500,000)

Number of share options outstanding at 28th February 2003	890,000	60,000	20,910,000

All of the above share options were granted under a share option scheme approved by the shareholders of the Company on 12th July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable.

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    15

16	Share capital (continued)

At an Extraordinary General Meeting held on 23rd December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date accordingly. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 28th February 2003 shall continue to be exercisable in accordance with the provisions of the 1997 Share Option Scheme.

No share options have been granted under the 2002 Share Option Scheme.

17	Contingent liabilities

	Group		Company
	28th February 2003	31st August 2002	28th February 2003	31st August 2002
	HK$’000	HK$’000	HK$’000	HK$’000
Letter of guarantee provided to a supplier	2,812	—	2,812	—
Bank guarantee in lieu of utility deposits (Note 12)	3,622	—	—	—

	6,434	—	2,812	—

18	Commitments

(a)	Capital commitments

	Group
	28th February 2003	31st August 2002
	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment—contracted but not provided for	49,798	139,009

16    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

18	Commitments (continued)

(b)	Commitments under operating leases

At 28th February 2003, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	28th February 2003	31st August 2002
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:

Within one year	6,016	6,970
In the second to fifth year inclusive	5,968	1,874

	11,984	8,844

Leases in respect of telecommunications facilities which are payable:

Within one year	16,431	8,199
In the second to fifth year inclusive	6,390	528

	22,821	8,727

	34,805	17,571

19	Pending litigations

The directors have been advised that there was no significant progress on the pending litigations as disclosed in the annual report of the Group for the year ended 31st August 2002.

20	Subsequent event

(a)	On 8th March 2003, the Group received a provisional refund of USC paid for the period from 1st January 2001 to 30th June 2002 of HK$56,488,570. The actual amount is still subject to confirmation of the OFTA.

The Group has not made any decision to adjust its books of accounts pending further confirmation of the actual level of refund by the OFTA.

(b)	On 28th March 2003, the OFTA issued a certificate of completion and the pledged deposits of HK$5,000,000 (Note 12) have been released accordingly.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    17

OTHER INFORMATION

Employee Remuneration

Including the directors of the Group, as at 28th February 2003, the Group employed a total of 2,150 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a share option scheme.

Purchase, sale or redemption of listed securities

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the period.

Directors’ interests in equity or debt securities

At 28th February 2003, the interests of the directors and chief executives in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (“SDI Ordinance”)) as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company were as follows:

(a)	Ordinary shares of HK$0.10 each of the Company (the “Share”)

	Number of Shares beneficially held
Name of director	Personal interests	Corporate interests	Family interests	Total interests

Mr Wong Wai Kay, Ricky	1,250,000	253,096,000	1,284,000	255,630,000
		Note 1	Note 2
Mr Cheung Chi Kin, Paul	508,000	251,750,000	—	252,258,000
		Note 1(i)
Mr Chong Kin Chun, John	1,370,000	—	—	1,370,000
Ms Sio Veng Kuan, Corinna	1,512,000	—	—	1,512,000
Ms Fung So Mui, Fion	1,270,000	—	—	1,270,000
Ms To Wai Bing	400,000	—	—	400,000

Notes:

(1)	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	251,750,000 Shares are held by Top Group International Limited which is owned as to approximately 34% each by Mr Wong and Mr Cheung;

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong and his spouse.

(2)	1,284,000 Shares are jointly owned by Mr Wong and his spouse.

Save as disclosed above, none of the directors or chief executives (including their spouse and children under 18 years of age) have any interest in the share capital of the Company and its associated corporations required to be disclosed pursuant to the SDI Ordinance.

18    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

(b)	Warrants of the Company carrying rights to subscribe for new Shares at an initial subscription price of HK$0.40 per Share (the “Warrants”)

	Number of Warrants beneficially held
Name of director	Personal interests	Corporate interests	Family interests	Total interests
Mr Wong Wai Kay, Ricky	—	66,766,999	240,000	67,006,999
		Note 1	Note 2
Mr Cheung Chi Kin, Paul	—	66,766,999	—	66,766,999
		Note 1
Mr Chong Kin Chun, John	254,000	—	—	254,000
Ms Sio Veng Kuan, Corinna	200,000	—	—	200,000
Ms Fung So Mui, Fion	194,000	—	—	194,000

Notes:

(1)	66,766,999 Warrants are held by Top Group International Limited which is owned as to approximately 34% each by Mr Wong and Mr Cheung.

(2)	240,000 Warrants are jointly owned by Mr Wong and his spouse.

(c)	Share options of the Company

Details of the interests of directors in share options of the Company are described under the section “Share Option Schemes” in this report.

Save as disclosed above and under the section “Share Option Schemes” in this report, at no time during the period had the directors and chief executives (including their spouse and children under 18 years of age) held any interest in, or been granted or exercised any rights to subscribe for shares and warrants of the Company and its associated corporations within the meaning of the SDI Ordinance.

Share Option Schemes

On 23rd December 2002, a share option scheme (the “2002 Share Option Scheme”) of the Company was approved by the shareholders under which the directors may, at their discretion, invite employees, executives, officers (including executive, non-executive and independent non-executive directors), suppliers and professional advisors of the Group to take up options to subscribe for Shares subject to the terms and conditions stipulated therein. No option has been granted under the 2002 Share Option Scheme during the period.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    19

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by the shareholders on 12th July 1997 which was terminated on 23rd December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options have been or will be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all share options granted thereunder (“Share Options”) prior to termination continue to be valid and exercisable in accordance with the 1997 Share Option Scheme.

Details of the outstanding Share Options and Share Options exercised under the 1997 Share Option Scheme during the six months period ended 28th February 2003 are as follows:

Participants	Date of grant	Exercise price per share		Exercisable period	No. of options outstanding as at 1st September 2002	No. of options exercised during the period	No. of options outstanding as at 28th February 2003
Directors
Wong Wai Kay, Ricky	20th Oct 2000	HK$	0.58	Note 1	10,000,000	—	10,000,000
Cheung Chi Kin, Paul	20th Oct 2000	HK$	0.58	Note 1	10,000,000	—	10,000,000
Chong Kin Chun, John	20th Oct 2000	HK$	0.58	31st Oct 2000 to 11th July 2007	500,000	500,000 Note 2	—
Fung So Mui, Fion	20th Oct 2000	HK$	0.58	1st Nov 2000 to 11th July 2007	500,000	—	500,000
Sub Total					21,000,000	500,000	20,500,000
Other employees in aggregate
	3rd Sep 1998	HK$	0.26	3rd Sep 2000 to 11th July 2007	890,000	—	890,000
	10th Sep 1999	HK$	2.10	10th Sep 1999 to 11th July 2007	60,000	—	60,000
	20th Oct 2000	HK$	0.58	2nd June 2001 to 11th July 2007	410,000	—	410,000
Sub Total					1,360,000	—	1,360,000
Total					22,360,000	500,000	21,860,000

Notes:

(1)	The exercisable period of these Share Options are as below:
3,000,000 Share Options—20th Oct 2000 to 11th July 2007
3,000,000 Share Options—2nd June 2001 to 11th July 2007
4,000,000 Share Options—2nd June 2002 to 11th July 2007

(2)	The weighted average closing price of the Shares of the Company immediately before the date of exercise was HK$1.43 per share.

20    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

(3)	No Share Options under the 1997 Share Option Scheme were granted, cancelled or lapsed during the six months period ended 28th February 2003.

(4)	All outstanding Share Options are immediately exercisable.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

At 28th February 2003, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the Company had not been notified of any substantial shareholders’ interests, being 10% or more of the Company’s issued share capital, other than those of the directors and chief executives as disclosed under the section “Directors’ interests in equity or debt securities” in this report.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the accounting period covered by this interim report.

Other disclosure

Apart from above, other areas which are required to be discussed under the requirements of paragraph 40 of Appendix 16 of the Listing Rules and paragraph 16 of Hong Kong Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting”, either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2002 or are considered not significant to the Group’s operations, and hence no additional disclosure has been made in this report.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28th February 2003.

CITY TELECOM (H.K.) LIMITED    Interim Report 2003    21

Closure of Register of Members

The Register of Members of the Company will be closed from 23rd May 2003 (Friday) to 27th May 2003 (Tuesday), both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 22nd May 2003 (Thursday).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 6th May 2003

22    CITY TELECOM (H.K.) LIMITED    Interim Report 2003

Exhibit 99.2

For immediate release

CTI Reports Record High Results for First Half of 2002-03

With First Ever Positive EBITDA for

Fixed Telecom Network Business

(Hong Kong, May 6, 2003)—City Telecom (HK) Limited (SEHK stock code 1137; Nasdaq: CTEL) today announced interim results for the six-month period from September 2002 to February 2003. During the period, the Group recorded outstanding results with the fixed network services reporting its first-ever positive EBITDA.

The two core businesses of the Group, IDD and fixed network services, recorded impressive growth. Performance highlights during the period are as follows:

➢	Sales hiked 21% to HK$657 million compared to HK$545 million of the last corresponding period
➢	Profit attributable to shareholders reached $113 million, representing a remarkable increase of 164% from HK$43 million of the last corresponding period
➢	EBITDA grew 105% to $205 million from $100 million of the last corresponding period
➢	Gross margin rose to 69% (or HK$454 million) from 56% (HK$305 million) of the last corresponding period

Earnings per share was HK cents 22.4 compared with HK cents 8.7 of the last corresponding period. The board of directors has resolved an interim dividend of HK cents 5.0 per ordinary share for the six months ended 28 February 2003.

Ricky Wong, chairman of City Telecom (H.K.) Limited said, “The Group achieved satisfactory performance in the first half of the year. IDD business is in its harvest stage and continues to bring strong returns while we have started to see results from the fixed network services after years of diligent development. Taken together, the Group has delivered encouraging results in all business segments.”

International Telecommunications Services

Since last year, the management of the Group has made achieving profitability as a top priority for the IDD business alongside maintaining market share. This has been realized. During the period under review, the IDD revenue trailed the upward trend of the past years and increased to HK$469 million from HK$451 million of the last corresponding period. Operating margin (included the USC rebate of HK$41 million) improved to 34% from 23% of the last corresponding period. In addition, IDD business generated HK$179 million operating cash income, representing a 47% increase compared with HK$122 million of the last corresponding period.

Apart from the outstanding results, the Group’s cash position was further strengthened owing to a HK$97 million USC rebate, of which HK$41 million has been accounted for as revenue this year. The remaining HK$56 million is expected to be booked in future upon formal authorization by OFTA. Business performance was further improved by the lower transmission costs resulted from our investments in submarine cables as well as the rise of average call rates by 9% due to reduced market competition.

Mr. Wong commented on the results saying, “ We are pleased to see that our relentless endeavour has brought substantial returns. In the coming year, we shall introduce more value-added services and different brands such as IDD0030, IDD16+ (including 16+005, 16+0060, 16+007, 16+0080 and 16+009) so as to further grow the IDD business and, more importantly, stay in line with our focused strategy of increasing profit.”

Local Fixed Telecommunications Services

After years of diligent development, the fixed telecommunications network services of the Group is poised to reap harvest. The broadband Internet and local telephony services are growing strong and fast, leading to strong returns and encouraging developments of the business.

During the period under review, the revenue from fixed network services soared 101% to reach HK$189 million from HK$94 million of the last corresponding period. The share of this business in the Group’s revenue increased sharply to 29% from 17% of the last corresponding period. Operating loss has dropped to HK$43 million from HK$60 million of the last corresponding period. The business recorded its first ever positive EBITDA of HK$26 million.

The Group has largely completed the network infrastructure and achieved the goal set 3 years ago of extending it to 1.2 million homepass and 530 commercial buildings. Spurred by our aggressive marketing strategy, new fixed network customers have been on a rise progressively and reached 232,000 at the end of the period under review from 64,000 of the last corresponding period, representing an increase over 2.5 times. At present, our local telephony services network covers 500,000 homepass with 100,000 customers representing a 20% penetration. The rapid growth of customers will shorten the time for us to recoup our investments.

The Group has laid down a network platform based on advanced Metro Ethernet technology and built fibre optics or CAT5E copper wire connection to link up with users directly. The Group launched the commercial telephone services two months ago to the commercial market and has received enthusiastic response, and will continue to deploy resources to further develop the market. In residential market, the Group plans to strengthen its service offerings by launching pay-TV services in 2003, on top of its broadband Internet and local telephony services. In the initial stage of launch, the new service will offer 10 to 20 programme channels. The Group aims to expand the network coverage to 300,000 to 500,000 households.

Prospects

Looking into the future, the Group will pursue two main strategies. Firstly, the Group would provide three services via a single network. The Group will fully utilize its existing fixed network infrastructure to promote broadband Internet usage, local fixed lines and pay-TV services. This ensures multiple sources of revenue to create higher shareholder returns. Secondly, the Group will adopt a prudent financial approach in achieving net free cash flow with stringent control on CAPEX investment capped by net operating cash inflow.

“Alongside IDD business, our fixed network business is on the right track. With the consideration of maintaining sound financial conditions, the Group decides to distribute interim dividend for this year. This not only signifies our confidence in the Group’s prospects and future business development but also manifests our undaunted commitment to lead the Group to brighter future despite the economic downturn.

- End -

Established in 1992, City Telecom (Hong Kong) Limited is engaged in the provision of a wide variety of telecommunications services to Hong Kong and many overseas countries. Apart from international telecommunications services as the core business, the Group has obtained the wireless and fixed line network licenses to commence operations, and expects to introduce pay-TV service in 2003. The Group was listed on the Stock Exchange of Hong Kong in August 1997 and on the NASDAQ National Market in the USA in November 1999. The principle subsidiaries of the group are City Telecom, comprising the telecom services arms, Hong Kong Broadband Network and the City Telecom units in Japan, Canada and the US. For further information, please visit http://www.ctihk.com.

For press enquiries, please contact:		For investor enquiries, please contact:
Jessie Cheng		Corinna Sio
Tel	: 3145 4118	Tel	: 3145 6068
Fax	: 2199 8372	Fax	: 3145 6706
E-mail	: chengcm@ctihk.com	E-mail	: corinna@ctihk.com